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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

811-10263	May 31, 2016

2.	State identification Number: N/A

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY

Other (specify):

3.	Exact name of investment company as specified in registration statement:

GuideStone Funds

4.	Address of principal executive office (number, street, city, state, zip code):

2401 Cedar Spring Road, Dallas, Texas 75201-1498

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of GuideStone Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that GuideStone Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 31, 2016, of all securities managed by Northern Trust Investments, Inc. in the Equity Index Fund, Value Equity Fund (the “Equity Funds”), Global Natural Resources Equity Fund (the “Blended Fund”) and the International Equity Index Fund (the “International Fund”) (hereafter referred to collectively as the “Funds”). Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2016, and with respect to agreement of security purchases and sales, for the period from December 31, 2015 (the date of our last examination) through May 31, 2016:

•

Confirmation of all U.S. securities within the Equity Funds and Blended Fund held in book entry form at the Depository Trust Company on behalf of Northern Trust Company. Reconciliation of a sample of securities between Depository Trust Company and Northern Trust Company for securities managed by Northern Trust Investments, Inc. for the Equity Funds and Blended Fund;

•

Confirmation of a selection of International Fund and non-U.S. security positions within the Blended Fund held by the foreign sub-custodians on behalf of the Custodian and review of the reconciliation procedures performed by the Custodian at an omnibus level between the foreign sub-custodians and the books and records of the Custodian;

•	Inspection of subsequent cash statements evidencing settlement of all unsettled trades of the Funds;

•	Reconciliation of all such securities to the books and records of the Funds and Northern Trust Company, the Custodian;

•

Agreement of 16 security purchases and 10 security sales or maturities since our last report from the books and records of the Equity Index Fund, 10 security purchases and 10 security sales or maturities since our last report from the books and records of the Value Equity Fund, 16 security purchases and 16 security sales or maturities since our last report from the books and records of the Global Natural Resources Equity Fund and 16 security purchases and 5 security sales or maturities since our last report from the books and records of the International Equity Index Fund to trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2016 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and Board of Trustees of GuideStone Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
November 4, 2016

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042 T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

November 4, 2016

Mr. Brian Flynn

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1800

2001 Market Street

Philadelphia, PA 19103

Re: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Dear Mr. Flynn:

We, as members of management of the GuideStone Funds (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2016, and from December 31, 2015 through May 31, 2016 for all securities managed by Northern Trust Investments, Inc. in the Equity Index Fund, Global Natural Resources Equity Fund, International Equity Index Fund and Value Equity Fund (the “Funds”).

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2016, and from December 31, 2015 through May 31, 2016, with respect to securities reflected in the investment account of the Funds.

GuideStone Funds
By:
/s/ John R. Jones
John R. Jones, President
/s/ Patrick Pattison
Patrick Pattison, Vice President and Treasurer